Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2016	2015	2014	2013		2012
Income (Loss) from Continuing Operations Before Equity in Income of Joint Ventures, Noncontrolling Interest from Continuing Operations and Income Taxes from Continuing Operations	$126,773	$76,767	$19,921	$4,723		$(17,323)
Distributions from Joint Ventures	—	—	1,881	177		1,580
Interest Expense	59,430	67,424	72,178	73,558		83,506
Amortization of Capitalized Interest	847	763	722	580		529
Amortization of Deferred Financing Costs	3,219	3,159	3,098	3,225		3,460
Rentals Deemed Representative of an Interest Factor	460	427	433	480		522

Net Earnings	190,729	148,540	98,233	82,743		72,274

Interest Expense	59,430	67,424	72,178	73,558		83,506
Capitalized Interest	3,523	2,453	1,411	3,611		1,997
Amortization of Deferred Financing Costs	3,219	3,159	3,098	3,225		3,460
Rentals Deemed Representative of an Interest Factor	460	427	433	480		522
Preferred Stock Dividends	—	—	1,019	8,733		18,947

Fixed Charges and Preferred Stock Dividends	$66,632	$73,463	$78,139	$89,607		$108,432

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.86	2.02	1.26	(a	)	(a	)

(a) Due to the Company’s loss from continuing operations for the year ended December 31, 2012, as well as preferred stock dividends for the year ended December 31, 2013, the ratio coverage is less than 1:1. The Company must generate additional earnings of $6,864 and $36,158 for the years ended December 31, 2013 and 2012, respectively, to achieve a ratio coverage of 1:1.